UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Quarter 2011 Earnings Release Regulated Information May 4, 2011 - 8:00 a.m. CET

DELHAIZE GROUP REPORTS REVENUE INCREASE IN ALL SEGMENTS AND STRONG FREE CASH FLOW GENERATION IN THE FIRST QUARTER OF 2011

Financial Highlights First Quarter 2011 (at identical exchange rates)

»	Revenue growth of 0.7% (1.5% at actual exchange rates); increase of revenues at all our segments

»	Improvement of U.S. comparable store sales evolution to -0.3%, flat comparable store sales in Belgium

»	Operating margin of 4.3% resulting in an underlying operating(1) margin of 4.4%

»	Excellent free cash flow generation (EUR 252 million at actual exchange rates or 5.0% of revenues) and further decrease of net debt to equity ratio to 29.3%

Other Highlights

»	Re-launch of Food Lion markets of Raleigh (North Carolina) and Chattanooga (Tennessee) after important brand reinforcement work

»	Increased gross store openings target for the full year 2011 to a range of 135 to 145

»	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In the first quarter of 2011, our Group posted revenue growth in all operating segments. Comparable store sales trends continued to improve in the U.S., helped by retail inflation while we continued to stay on price strategy. Alfa Beta continued to grow revenues and gain strong market share in a declining market. Our cost savings projects, on track to achieve EUR 500 million gross annual savings by the end of 2012, continue to deliver the fuel to fund the many projects of the New Game Plan. Despite these ongoing cost reductions achieved across all banners, the first quarter of 2011 was, as planned, impacted by expenses incurred for key strategic initiatives that will bear fruit as from later this year. Free cash flow generation was again very strong and puts Delhaize Group in an excellent position to pay for the Delta Maxi Group acquisition using available cash balances.”

“Today, we have re-launched around 200 Food Lion stores in the Raleigh and Chattanooga markets that will serve as phase one of the fundamental re-positioning work focused on the brand elements of price, assortment and shopping experience. Helped by what we learn from this first phase, we will roll out the re-positioning work to the large majority of the Food Lion network by the end of 2012.”

»	Financial Highlights

	Q1 2011(2)
In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
Revenues	5 044	+1.5%	+0.7%
Operating profit	218	-9.4%	-10.1%
Operating margin	4.3%	—	—
Profit before taxes and discontinued operations	171	-9.8%	-10.4%
Net profit from continuing operations	126	-3.2%	-3.9%
Group share in net profit	126	-2.9%	-3.6%

Basic earnings per share (Group share in net profit)	1.25	-3.5%	-4.2%

(2) The average exchange rate of the U.S. dollar against the euro strengthened by 1.1% in the first quarter of 2011 (1 EUR = 1.3680 USD) compared to the first quarter of 2010.

(1)	Refer to page 15 for a reconciliation between operating and underlying operating profit and to page 18 for a definition of underlying operating profit

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»	First Quarter 2011 Income Statement

Revenues

In the first quarter of 2011, revenues of Delhaize Group increased by 1.5% at actual exchange rates and by 0.7% at identical exchange rates. Organic revenue growth was 0.7%.

Revenues at identical exchange rates increased at all operating segments for the quarter. The U.S. comparable store sales trend continued to improve for the third consecutive quarter, mainly driven by higher retail inflation in the first quarter of 2011. Hannaford had another outstanding quarter. Revenues at Delhaize Belgium increased by 0.9%, improving upon an already strong first quarter in 2010. Revenues in Southeastern Europe and Asia increased by 4.7% at actual exchange rates, mainly driven by continued revenue growth and market share gains in Greece and new store openings in Romania and Indonesia.

Gross margin

Gross margin decreased slightly to 25.6% of revenues (25.7% in the first quarter of 2010) and decreased by 9 basis points at identical exchange rates mainly as a result of continued price investments. This was partially offset by better labor productivity in Belgium and by a strong increase in gross margin in Southeastern Europe and Asia resulting from favorable supplier terms and positive timing of vendor allowances related to strong commercial actions, as well as due to the positive effect of higher private brand sales.

Other operating income

Other operating income amounted to EUR 22 million and remained flat compared to last year at identical exchange rates. The higher income at Delhaize America resulting from an increase in rental income and higher waste recycling income is offset by lower income at Delhaize Belgium resulting from lower gains on disposals versus the same period a year earlier.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.6% of revenues and increased by 35 basis points at identical exchange rates (+36 basis points at actual exchange rates). This is mainly due to costs related to the strengthening of our U.S. strategy and salary indexation in Belgium, partially offset by cost savings across all banners.

Other operating expenses

Other operating expenses at identical rates increased by EUR 5 million in the first quarter of 2011. This increase is mainly due to the partial reversal of store closing and restructuring provisions in the first quarter of 2010 and to impairment losses on assets and store closing costs incurred in the first quarter of 2011.

Operating profit

Operating profit decreased by 9.4% at actual exchange rates (-10.1% at identical exchange rates) to EUR 218 million. Underlying operating profit decreased by 6.7% at identical exchange rates. The decrease in underlying operating margin from 4.7% to 4.4% is mainly due to an increase in selling, general and administrative expenses in the U.S.

Net financial expenses

Net financial expenses amounted to EUR 47 million, a decrease of 8.8% compared to 2010 at identical exchange rates mainly due to the positive impact of a change in fair value of financial instruments, higher interest received on bank balances and the debt exchange in October 2010.

Effective tax rate

The effective tax rate stood at 26.6% in the first quarter of 2011, a decrease versus last year (31.6%) mainly due to a different income mix with a lower weight of the U.S.

Net profit from continuing operations

Net profit from continuing operations decreased by 3.2% (-3.9% at identical exchange rates) and amounted to EUR 126 million, or EUR 1.25 basic per share (EUR 1.30 in 2010).

Delhaize Group – Earnings Release – First Quarter 2011	2 of 18

Net profit

Group share in net profit amounted to EUR 126 million, a decrease of 2.9% at actual exchange rates (-3.6% at identical exchange rates) compared to 2010. Per share, basic net profit was EUR 1.25 (EUR 1.29 in 2010) and diluted net profit was EUR 1.24 (EUR 1.28 in 2010).

»	Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the first quarter of 2011, net cash provided by operating activities amounted to EUR 371 million, an increase of EUR 89 million compared to 2010 as a result of an inflow of cash in working capital in the first quarter of 2011 as opposed to a use of cash in the first quarter of 2010. This was partially offset by lower operating profit generation and higher interest amounts paid due to the timing of some bond coupon payments.

Investing activities

Capital expenditures amounted to EUR 117 million; an increase of EUR 35 million compared to 2010 mainly as a result of a higher number of remodels in the quarter in the U.S. Business acquisitions stood at EUR 4 million for the quarter as small fill-in acquisition opportunities were seized in Greece, Belgium and Romania.

Free cash flow

Free cash flow stood at EUR 252 million for the quarter, an increase of EUR 47 million compared to 2010, as a result of higher cash provided by operating activities, despite higher cash used in investment activities. Free cash flow amounted to 5.0% of revenues.

Net debt

Strong free cash flow generation lowered net debt by EUR 337 million to EUR 1 450 million, improving the net debt to equity ratio from 35.3% in 2010 to 29.3% in the first quarter of 2011.

Delhaize Group – Earnings Release – First Quarter 2011	3 of 18

»	Segment Reporting

Change in segment reporting

As of the first quarter of 2011, the segments Greece and Rest of the World have been combined to become Southeastern Europe and Asia (“SEE & Asia”). Please refer to the section “Selected Explanatory Notes” on page 12 for more information on this change.

Q1 2011		Revenues			Operating Margin		Operating Profit(Loss)
	(in millions)	Q1 2011	Q1 2010	2011 /2010	Q1 2011	Q1 2010	Q1 2011	Q1 2010	2011 /2010
United States	USD	4 682	4 675	+0.1%	4.6%	5.3%	216	248	-13.0%
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
United States	EUR	3 422	3 381	+1.2%	4.6%	5.3%	158	179	-12.0%
Belgium	EUR	1 154	1 144	+0.9%	4.9%	5.3%	57	61	-6.2%
SEE & Asia (1)	EUR	468	446	+4.7%	2.2%	1.6%	10	7	+46.0%
Corporate	EUR	—	—	N/A	N/A	N/A	(7)	(6)	-8.9%

TOTAL	EUR	5 044	4 971	+1.5%	4.3%	4.8%	218	241	-9.4%

(1)	The segment “Southeastern Europe and Asia” includes Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

United States

In the first quarter of 2011, revenues of Delhaize America increased by 0.1% to USD 4.7 billion (EUR 3.4 billion), despite the negative calendar effect of the run up to Easter of -0.9%. Comparable store sales evolution was -0.3%, a continued trend improvement for the third consecutive quarter. Hannaford had another strong quarter and in the Southeast sales trends were stable from the previous quarter. Increasing retail inflation supported comparable store sales evolution while remaining lower than national food inflation, a clear sign of the consistent application of our pricing strategy.

At the end of March 2011, Delhaize Group operated 1 635 supermarkets in the U.S.

In the first quarter of 2011, operating profit decreased by 13% in local currency to USD 216 million. This evolution is mainly due to an increase in selling, general and administrative expenses as a result of new stores contribution, more store remodels, higher repair and maintenance expenses, fees for increased electronic payments in the U.S. and costs related to specific projects such as the common procurement initiative and expenses related to strategic sales building initiatives at Food Lion and Bottom Dollar Food, partly offset by continued cost savings.

Belgium

In the first quarter of 2011, revenues in Belgium amounted to EUR 1.2 billion, an increase of 0.9% over 2010, despite a very strong comparable base last year. Comparable store sales were flat, despite labor disruptions at our stores. Momentum at the proximity stores was strong. Delhaize Belgium rolled out its 7th and 8th wave of price decreases in this first quarter and consequently further improved its price position against all players in the market. Market share remained stable when adjusted for the above mentioned labor disruptions.

The sales network of Delhaize Belgium included 806 stores (including 178 company operated stores) at the end of the first quarter of 2011, including 42 stores in the Grand Duchy of Luxembourg.

In the first quarter of 2011, operating margin in Belgium amounted to 4.9%, compared to 5.3% last year as a result of price investments only partially offset by better supplier terms and improved labor productivity in warehouses despite higher volumes handled and salary indexation. Operating profit decreased by 6.2% to EUR 57 million.

Southeastern Europe and Asia

In the first quarter of 2011, revenues increased by 4.7% to EUR 468 million in Southeastern Europe and Asia. Alfa Beta again grew revenues and continued to gain strong market share in an overall declining market. Alfa Beta also seized the opportunity to acquire 6 stores from a competitor that filed for bankruptcy. Revenue growth in Romania and Indonesia was mainly driven by net store additions.

In the first quarter of 2011, operating profit increased by 46% to EUR 10 million and operating margin improved from 1.6% to 2.2%. This is the result of a strong gross margin increase in Greece and Romania

Delhaize Group – Earnings Release – First Quarter 2011	4 of 18

despite price investments, thanks to favorable supplier terms and timing of vendor allowances at all operating companies in the segment. Selling, general and administrative expenses increased due to an increase in rent coming from new store openings in Greece and Romania and higher marketing expenses at Mega Image.

»	Proposed Appointment of New Board Member

The Board of Directors will propose to the shareholders at the General Meeting to be held on May 26, 2011, to appoint Mr. Mats Jansson as independent director for a term of three years.

Mats Jansson (1951). Mr. Jansson currently serves as an independent board member of Danske Bank and Falck. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005 Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006 Mr. Jansson served as President and CEO of Axel Johnson AB, a family-owned conglomerate of distribution and services companies. Mr. Jansson was President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. Previously, he has also served as a director of Axfood, Mekonomen, Swedish Match and Hufvudstaden. Mr. Jansson studied economical history and sociology at the University of Örebro.

»	2011 Operational Outlook

Food Lion brand repositioning

Today, based on extensive customer research carried out across the region to identify a number of opportunities, Food Lion re-launched approximately 200 stores in the Raleigh (North Carolina) and Chattanooga (Tennessee) markets. Raleigh is one of Food Lion’s largest markets, whereas our Chattanooga market is less dense.

The sales building initiatives consist of highlighting the Food Lion brand attributes of price, assortment and shopping experience. This focus requires operational enhancements, such as staffing and process improvements, product handling and replenishment improvements in the produce department, increased SKU counts, improved price positioning and an easy and convenient shopping experience. Over the next months, Food Lion will closely monitor the success of these initiatives, among others through customer surveys, in order to ensure that both markets will provide valuable learnings for the upcoming roll-out in the rest of the network to begin in 2012.

Expected closing of Delta Maxi Group acquisition in the third quarter of 2011

Delhaize Group continues to expect that the acquisition of Delta Maxi Group, announced on March 3, 2011, will be closed in the third quarter of 2011. We are in the process of obtaining approval from the competition authorities in the countries where Delta Maxi Group is present.

2011 Operating profit generation, capital expenditures and store opening outlook

As communicated at the occasion of the publication of our 2010 full year earnings on March 10, 2011, we expect the generation of operating profit for the Group in 2011 to accelerate from the second quarter. For the full year 2011, Delhaize Group maintains its capital expenditures plans of EUR 900 million (excluding leases) at identical exchange rates and raises the gross store opening target to 135-145 compared to 120-130 previously, translating in a net addition of 115 to 125 stores (100 to 110 previously) to the network by the end of the year (excluding the acquisition of Delta Maxi Group). More in particular, Delhaize Group expects to be able to seize smaller acquisition opportunities in Greece.

»	Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter 2011 results during a conference call starting May 4, 2011 at 03:00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 (0)20 7108 6248 (U.K) or +1 210 795 1098 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group – Earnings Release – First Quarter 2011	5 of 18

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the first quarter of 2011, Delhaize Group’s sales network consisted of 2 816 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

• Ordinary and extraordinary general meeting of shareholders	May 26, 2011

• Press release – 2011 second quarter results	August 5, 2011

• Press release – 2011 third quarter results	November 10, 2011

• Press release – 2011 fourth quarter and full year revenues	January 12, 2012

»	Contacts

Geert Verellen: + 32 2 412 83 62

Saskia Dheedene: + 32 2 412 96 11

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Delhaize Group – Earnings Release – First Quarter 2011	6 of 18

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»	Condensed Consolidated Income Statement (Unaudited)

(in millions of EUR)	Q1 2011	Q1 2010
Revenues	5 044	4 971
Cost of sales	(3 754)	(3 696)

Gross profit	1 290	1 275
Gross margin	25.6%	25.7%
Other operating income	22	21
Selling, general and administrative expenses	(1 090)	(1 056)
Other operating expenses	(4)	1

Operating profit	218	241
Operating margin	4.3%	4.8%
Finance costs	(49)	(53)
Income from investments	2	2

Profit before taxes and discontinued operations	171	190
Income tax expense	(45)	(60)

Net profit from continuing operations	126	130

Result from discontinued operations, net of tax	—	—
Net profit (before non-controlling interests)	126	130

Net profit attributable to non-controlling interests	—	—
Net profit attributable to equity holders of the Group (Group share in net profit)	126	130

(in EUR, except number of shares)
Group share in net profit from continuing operations:
Basic earnings per share	1.25	1.30
Diluted earnings per share	1.24	1.28

Group share in net profit:
Basic earnings per share	1.25	1.29
Diluted earnings per share	1.24	1.28

Weighted average number of shares outstanding:
Basic	100 575 017	99 951 474
Diluted	101 557 886	101 066 851

Shares issued at the end of the quarter	101 555 281	101 116 569

Shares outstanding at the end of the quarter	100 548 649	100 128 309

Average USD per EUR exchange rate	1.3680	1.3829

Delhaize Group – Earnings Release – First Quarter 2011	7 of 18

»	Condensed Consolidated Statement of Comprehensive Income (Unaudited)

(in millions of EUR)	Q1 2011	Q1 2010
Net profit of the period	126	130

Gain (loss) on cash flow hedge	(12)	15
Reclassification adjustment to net profit	14	(14)
Tax (expense) benefit	(1)	—

Gain (loss) on cash flow hedge, net of tax	1	1

Unrealized gain (loss) on financial assets available for sale	(1)	1
Reclassification adjustment to net profit	—	—
Tax (expense) benefit	—	—

Unrealized gain (loss) on financial assets available for sale, net of tax	(1)	1

Exchange gain (loss) on translation of foreign operations	(239)	239
Reclassification adjustment to net profit	—	—

Exchange gain (loss) on translation of foreign operations	(239)	239

Other comprehensive income	(239)	241
Attributable to non-controlling interests	—	—

Total comprehensive income for the period	(113)	371
Amount attributable to non-controlling interests	—	—
Amount attributable to equity holders of the Group	(113)	371

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»	Condensed Consolidated Balance Sheet (Unaudited)

(in millions of EUR)	March 31, 2011	December 31, 2010	March 31, 2010
Assets
Non-current assets	7 583	7 914	7 658
Goodwill	2 687	2 828	2 800
Intangible assets	601	634	606
Property, plant and equipment	3 890	4 075	3 918
Investment property	57	60	56
Financial assets	150	142	153
Derivative instruments	83	61	78
Other non-current assets	115	114	47
Current assets	2 980	2 988	2 667
Inventories	1 366	1 460	1 386
Receivables and other assets	642	719	627
Financial assets	55	46	52
Derivative instruments	—	5	—
Cash and cash equivalents	917	758	602
Total assets	10 563	10 902	10 325

Liabilities
Total equity	4 957	5 069	4 792
Shareholders’ equity	4 956	5 068	4 775
Non-controlling interests	1	1	17
Non-current liabilities	3 381	3 510	3 264
Long-term debt	1 873	1 966	1 999
Obligations under finance lease	645	684	681
Deferred tax liabilities	556	543	267
Derivative instruments	16	16	14
Provisions	227	233	242
Other non-current liabilities	64	68	61
Current liabilities	2 225	2 323	2 269
Short-term borrowings	3	16	40
Long-term debt - current portion	37	40	43
Obligations under finance lease	55	57	47
Bank overdrafts	4	—	—
Accounts payable	1 469	1 574	1 399
Derivative instruments	4	—	—
Other current liabilities	653	636	740

Total liabilities and equity	10 563	10 902	10 325

USD per EUR exchange rate	1.4207	1.3362	1.3479

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»	Condensed Consolidated Statement of Cash Flows (Unaudited)

(in millions of EUR)	Q1 2011	Q1 2010
Operating activities
Net profit (before non-controlling interests)	126	130
Adjustments for:
Depreciation and amortization - continuing operations	141	136
Impairment - continuing operations	2	—
Income taxes, finance costs and income from investments	93	111
Other non-cash items	4	5
Changes in operating assets and liabilities	51	(74)
Interest paid	(45)	(29)
Interest received	3	3
Income taxes paid	(4)	—
Net cash provided by operating activities	371	282

Investing activities
Business acquisitions	(4)	(7)
Purchase of tangible and intangible assets (capital expenditures)	(117)	(82)
Sale of tangible and intangible assets	2	4
Net investment in debt securities	(32)	(32)
Other investing activities	—	8
Net cash used in investing activities	(151)	(109)

Cash flow before financing activities	220	173

Financing activities
Exercise of share warrants and stock options	1	18
Treasury shares purchased	(4)	(12)
Escrow maturities	1	1
Borrowings under (repayments of) long-term loans (net of direct financing costs)	(12)	(12)
Borrowings under (repayments of) short-term loans, net	(13)	(24)
Settlement of derivative instruments	—	(1)

Net cash used in financing activities	(27)	(30)

Effect of foreign currency translation	(38)	20

Net increase in cash and cash equivalents	155	163

Cash and cash equivalents at beginning of period	758	439
Cash and cash equivalents at end of period	913 (1)	602

(1)	Net of EUR 4 million bank overdrafts

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»	Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2011	5 068	1	5 069

Other comprehensive income	(239)	—	(239)
Net profit	126	—	126

Total comprehensive income for the period	(113)	—	(113)

Treasury shares purchased	(4)	—	(4)
Treasury shares sold upon exercise of employee stock options	1	—	1
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	3	—	3

Balances at March 31, 2011	4 956	1	4 957

Shares issued	101 555 281
Treasury shares	1 006 632
Shares outstanding	100 548 649

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2010	4 392	17	4 409

Other comprehensive income	241	—	241
Net profit	130	—	130

Total comprehensive income for the period	371	—	371

Capital increases	12	—	12
Treasury shares purchased	(12)	—	(12)
Treasury shares sold upon exercise of employee stock options	6	—	6
Excess tax benefit on employee stock options and restricted shares	2	—	2
Share-based compensation expense	4	—	4

Balances at March 31, 2010	4 775	17	4 792

Shares issued	101 116 569
Treasury shares	988 260
Shares outstanding	100 128 309

Delhaize Group – Earnings Release – First Quarter 2011	11 of 18

»	Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in six countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the three months ended March 31, 2011 were authorized for issue by the Board of Directors on May 3, 2011.

As this interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, it should be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2010.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the Group’s 2010 consolidated financial statements, except for the following new, amended or revised IFRS and IFRIC interpretations that have been adopted, as of January 1, 2011:

•	Improvements to IFRS;

•	Revised IAS 24 Related Party Disclosures;

•	Amendments to IAS 32 Classification of Rights Issues;

•	Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement; and

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

The adoption of these new, amended or revised pronouncements did not have any significant impact on the consolidated financial statements of the Group.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date.

On March 3, 2011, Delhaize Group announced that it had entered into an agreement to acquire 100% of the retail company Delta Maxi Group, operating in five countries in Southeastern Europe, which, combined with the Group’s existing operations in Greece and Romania will make Delhaize Group a leading retailer in Southeastern Europe. Kostas Macheras, Executive Vice President of Delhaize Group, had been named the Chief Executive Officer of Southeastern Europe and is the responsible segment manager for that regional area. In order to reflect these responsibilities and mirror the increased regional focus of the Group’s operations, Delhaize Group amended in January 2011 its internal reporting and provides now sub-consolidated information for Southeastern Europe (consisting momentarily of Greece and Romania) to the Executive Committee, being the Chief Operating Decision Maker (CODM) of the Group. Consequently, Delhaize Group decided that Greece will no longer be a – voluntarily disclosed – separate reportable segment, but subsumed in the “Rest of the World” segment, which has been renamed into “Southeastern Europe and Asia” (SEE & Asia). After the expected closing of the Delta Maxi Group acquisition, Delta Maxi Group will be included in the Southeastern Europe sub-consolidation and will thus form part of the SEE & Asia segment. Revised segment information required by IAS 34 can be found on page 4 of this Earnings Release and forms an integral part of this interim report.

During 2010, Delhaize Group continued the implementation of the U.S. organizational restructuring of Delhaize America. Effective March 1, 2011, Ron Hodge, has been named CEO of Delhaize America, being responsible for all aspects of the U.S. operations of Delhaize Group, including operations, corporate

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functions and shared services. Simultaneously, the Group reflected this organizational and structural change in its internal reporting. While in the past, separate operating results for Food Lion, Hannaford and Sweetbay had been provided to the CODM, as of January 2011, the CODM reviews only operating results information for Delhaize America as a whole. Consequently, while previously the Group’s U.S. operations represented three different operating segments that were then aggregated into one single aggregated operating segment, as from 2011 onwards, Delhaize Group’s U.S. operations represent one operating segment (“Delhaize America”). This change has no immediate impact on information provided as part of the Group’s segment reporting, but results in a consequential amendment to the level at which goodwill is monitored internally by management, which is now also done at Delhaize America level.

Business acquisitions

During the first quarter of 2011, Delhaize Group entered into several small agreements, acquiring 7 individual stores in Southeastern Europe and 2 in Belgium, which meet the definition of a business under IFRS 3 and were accounted for correspondingly. Total consideration transferred during the first quarter of 2011 was EUR 3 million in cash. These transactions resulted in an increase of preliminary goodwill of EUR 3 million, mainly representing expected benefits from the integration of the stores in the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 1 million during the first quarter of 2011, related to the acquisitions of stores, which occurred in 2010.

»	Income Statement

Other operating income

(in millions of EUR)	Q1 2011	Q1 2010
Rental income	10	8
Income from waste recycling activities	6	5
Services rendered to suppliers	2	2
Gain on sale of property, plant and equipment	1	2
Other	3	4

Total	22	21

Other operating expenses

(in millions of EUR)	Q1 2011	Q1 2010
Store closing and restructuring expenses	(1)	4
Impairment	(2)	—
Loss on sale of property, plant and equipment	(1)	(1)
Other	—	(2)

Total	(4)	1

»	Balance Sheet and Cash Flow Statement

Capital expenditures

During the first quarter of 2011, Delhaize Group incurred capital expenditures of EUR 117 million, consisting of EUR 99 million additions in property, plant and equipment, EUR 17 million in intangible assets and EUR 1 million in investment property.

In addition, the Group added property under finance leases for a total amount of EUR 9 million.

The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 2 million.

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Impairment of non-current assets

In the first quarter of 2011, a net impairment charge of EUR 2 million was recorded primarily related to underperforming stores, mainly related to the closure of one Bloom store.

Issuance and repurchase of equity securities and debts

In the first quarter of 2011, Delhaize Group did not issue new shares, purchased 61 339 of its own shares and used 43 567 treasury shares to satisfy stock options. Delhaize Group owned 1 006 632 treasury shares at the end of March 2011.

The Group did not issue, repurchase or repay any of its debt during the first quarter of 2011.

In March 2011, Delhaize Group completed an exchange offer of its USD 827 million 5.70% Senior Notes due 2040, (the “Old Notes”) for substantially identical notes registered under the U.S. Securities Act of 1933 as amended (the “New Notes”). A total of USD 826 888 000 aggregate principal amount of Old Notes was exchanged for an equal principal amount of New Notes pursuant to this exchange offer.

Dividends

The gross dividend payment of EUR 1.72 per share, proposed by the Board of Directors on the 2010 financial statements is subject to shareholders’ approval in the Ordinary General Meeting of May 26, 2011.

»	Contingencies

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. On April 7, 2011, the Belgian Competition Council considered however that the Auditor violated the parties’ rights of defense and rejected the case. It is now up to the auditor to determine whether and how it will continue to pursue this case.

In February 2011, Delhaize Group has been notified that some Greek former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by Delhaize Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group maintains that the squeeze-out transaction was executed and completed in compliance with all legal and regulatory requirements. Delhaize Group will vigorously defend itself against this claim. The first hearing has been scheduled in October 2013.

Other contingencies are materially unchanged from those described in Note 34 on page 138 of the 2010 Annual Report.

»	Key Events After Balance Sheet Closing Date

During April 2011, severe weather in the southeastern U.S., including tornadoes, resulted in damage to the Food Lion distribution centre at Dunn, North Carolina and several Food Lion stores. The Dunn distribution centre currently is closed. Food Lion has utilized disaster recovery plans that had been put in place previously, and has been able to continue to serve the stores that had been served by the Dunn distribution centre using other distribution centres. Delhaize Group is continuing to assess the damages at the distribution center and the stores, and expects that most of the damages are covered by insurance.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. The non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»	Number of Stores

	End of 2010	End of Q1 2011	Change Q1 2011	End of 2011 planned
United States	1 627	1 635	+8
Belgium	805	806	+1
Greece	223	225	+2
Romania	72	76	+4
Indonesia	73	74	+1

Total	2 800	2 816	+16	2 915-2 925

»	Organic Revenue Growth Reconciliation

(in millions of EUR)	Q1 2011	Q1 2010	% Change
Revenues	5 044	4 971	1.5%
Effect of exchange rates	(37)
Revenues at identical exchange rates	5 007	4 971	0.7%
Divestitures	—
Acquisitions	—

Organic revenue growth	5 007	4 971	0.7%

»	Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, better than “operating profit”, represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative for underlying operating performance. The following table reconciles operating profit as reported to underlying operating profit for the four quarters and full year 2010 as well as the first quarter of 2011.

	At Actual Rates					At Actual Rates	At Identical Rates	Q1 2011/2010
(in millions of EUR)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	FY 2010	Q1 2011	Q1 2011	At Actual Rates	At Identical Rates
Operating Profit (as reported)	241	227	249	307	1 024	218	216	-9.4%	-10.1%
Operating Margin	4.8%	4.3%	4.7%	5.9%	4.9%	4.3%	4.3%

Add/(subtract):
Fixed assets impairment charges (reversals)	—	1	3	10	14	2	2
Restructuring charges (reversals)	(4)	—	—	—	(4)	—	—
Store closing expenses (reversals)	—	—	3	(1)	2	1	1
(Gains)/losses on disposal of fixed assets	(1)	—	1	(1)	(1)	—	—
Other	—	5	—	—	5	1	1

Underlying Operating Profit	236	233	256	315	1 040	222	220	-6.0%	-6.7%
Underlying Operating Margin	4.7%	4.4%	4.8%	6.0%	5.0%	4.4%	4.4%

The first quarter of 2011 was impacted by impairment and store closing charges mainly related to the closing of 1 Bloom store and by accelerated depreciation for 15 other Bloom stores (EUR 1 million presented in “Other”) that will be converted into Food Lion stores later this year. The first quarter of 2010 was mainly impacted by a EUR 4 million reversal of the store closing and restructuring provisions

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recorded in the fourth quarter of 2009. The termination benefits for one member of the Executive Management of EUR 5 million were included in “Other” in the second quarter of 2010.

»	Free Cash Flow Reconciliation

(in millions of EUR)	Q1 2011	Q1 2010
Net cash provided by operating activities	371	282
Net cash used in investing activities	(151)	(109)
Net investment in debt securities	32	32

Free cash flow	252	205

»	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	March 31, 2011	December 31, 2010	March 31, 2010
Non-current financial liabilities	2 518	2 650	2 680
Current financial liabilities	99	113	130
Derivative liabilities	20	16	14
Derivative assets	(83)	(66)	(78)
Investment in securities - non-current	(134)	(125)	(136)
Investment in securities - current	(53)	(43)	(44)
Cash and cash equivalents	(917)	(758)	(602)

Net debt	1 450	1 787	1 964
Net debt to equity ratio	29.3%	35.3%	41.0%

»	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q1 2011			Q1 2010	2011/2010
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 044	(37)	5 007	4 971	1.5%	0.7%
Operating profit	218	(2)	216	241	-9.4%	-10.1%
Net profit from continuing operations	126	(1)	125	130	-3.2%	-3.9%
Basic EPS from continuing operations	1.25	(0.01)	1.24	1.30	-3.6%	-4.2%
Net profit (Group share)	126	(1)	125	130	-2.9%	-3.6%
Basic EPS from Group share in net profit	1.25	(0.01)	1.24	1.29	-3.5%	-4.2%
Free cash flow	252	(4)	248	205	22.4%	21.1%

(in millions of EUR)	March 31, 2011			December 31, 2010	Change
Net debt	1 450	0	1 450	1 787	-18.8%	-18.8%

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CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the three-month period ending March 31, 2011 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first three months of the fiscal year 2011 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, May 3, 2011

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in shareholders’ equity and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the three months period ended 31 March 2011. The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the three months period ended 31 March 2011 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 67 through 71 of the 2010 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive

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potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•	SKU: Stock Keeping Unit

•

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative for the Group’s operating performance of the period

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about the planned acquisition of Delta Maxi, expected costs savings under the New Game Plan, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, failure to meet closing conditions for Delta Maxi transaction, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 6, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President